May 29, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds
cc:	Ronald E. Alper
cc:	Pamela Howell
cc:	Dee Dee Hurst
cc:	Nasreen Mohammed

Re:	Martin Marietta Materials, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 21, 2014
File No. 333-194288
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-12744

Dear Mr. Reynolds:

We refer to the letter dated May 28, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to (i) Martin Marietta’s Amendment No. 2 filed on May 21, 2014 (“Amendment No. 2”) to the Registration Statement on Form S-4, Commission File No. 333-194288 filed on March 3, 2014 (the “Registration Statement”) relating to the proposed business combination transaction involving Martin Marietta and Texas Industries, Inc., a Delaware corporation (“TXI”), (ii) Martin Marietta’s Form 10-K, Commission File No. 001-12744 filed on February 24, 2014 and (iii) Martin Marietta’s Schedule 14A filed on April 17, 2014.

The numbered paragraph and heading below correspond to the paragraph and heading set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by Martin Marietta’s response to the comment.

Schedule 14A filed April 17, 2014

1.
We note that you have included the Executive Incentive Plan in the summary compensation table in the bonus column.  However, you have included the Executive Incentive Plan in the Grants of Plan Based Awards Table under the Non-Equity Incentive Plan Awards columns.  Please confirm that you will reconcile in future filings and provide us with draft disclosure or advise.  For guidance, also see Question 119.02 to the Compensation and Disclosure Interpretations for Regulation S-K.

Response:  As described on pages 43-46 of the Compensation Discussion & Analysis, the Company’s Compensation Committee may exercise certain discretion in determining the amount awarded under the Executive Incentive Plan to any named executive officer.  Accordingly, any amount awarded to a named executive officer under this plan is reflected in the Summary Compensation Table in the “Bonus” column.  The Executive Incentive Plan also provides that awards may be paid at up to 150% of a named executive officer’s target bonus level under the plan based on the achievement of corporate performance objectives and individualized target goals, in each case, as determined by the Compensation Committee after considering various factors each year, although the plan does not contain specific formulas to determine awards.  In an effort to provide more fulsome disclosure, the Company has historically included the target and maximum levels of awards in the “Non-Equity Incentive Plan Awards” columns of the Grant of Plan-Based Awards Table with applicable footnote disclosure because those would be the most similar types of awards.  However, in order to avoid confusion between the Summary Compensation Table and the Grant of Plan-Based Awards Table, in future filings, the Company will not include these amounts in the Grant of Plan-Based Awards Table and will revise the accompanying footnotes accordingly.

We hope that these responses adequately address the Staff’s comment.  If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact George F. Schoen at (212) 474-1740.

Very truly yours,

/s/ George F. Schoen
George F. Schoen

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